UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Chromcraft Revington, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

171117104
(CUSIP Number)

Kenneth R. Skarbeck
c/o Aldebaran Capital, LLC
10293 N. Meridian St., Ste. 100
Indianapolis, IN  46290
(317) 818-7827
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 171117104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Aldebaran Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     511,144

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     511,144

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     511,144

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0 %

14.  TYPE OF REPORTING PERSON

     IA


CUSIP No. 171117104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kenneth R. Skarbeck

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     511,144

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     511,144

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     511,144

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0 %

14.  TYPE OF REPORTING PERSON

     IN, HC


CUSIP NO. 171117104

The following constitutes Amendment No. 1 to the Schedule
13D filed by the undersigned on October 28, 2008 with respect to the Issuer named on the cover page hereof and to which reference is made for the definitions of capitalized terms that are not otherwise defined in this Amendment.
Such Schedule 13D is hereby amended as follows.

Item 4.  Purpose of Transaction.

Item 4 is amended to add the following:

On December 9, 2011, Kenneth R. Skarbeck sent a letter to a member of the Board of Directors of the Issuer, the complete text of which is filed herewith as Exhibit 99.1 and incorporated into this Item 4 in its entirety.

Also on December 9, 2011, Kenneth R. Skarbeck sent a letter to the Chair of the Nominating and Corporate Governance Committee of the Issuer, the complete text of which is filed herewith as
Exhibit 99.2 and incorporated into this Item 4 in its entirety.

On or about December 21, 2011, the Chairman of the Issuer's Nominating and Corporate Governance Committee sent a letter to Kenneth R. Skarbeck dated December 21, 2011, the complete text of which is filed herewith as Exhibit 99.3 and incorporated into this Item 4 in its entirety.

On or about February 14, 2012, Kenneth R. Skarbeck completed and returned to the Issuer the form of questionnaire that the Issuer sent to Mr. Skarbeck concerning his request for nomination to the Issuer's Board of Directors

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a-e) As of the date of signature of this Amendment No. 1, Aldebaran may be deemed to be the beneficial owner of 511,144 Shares (8.0%) of the Issuer and Kenneth R. Skarbeck may be deemed to be the beneficial owner of 511,144 Shares
(8.0%) of the Issuer, based upon the 6,424,393 Shares outstanding as of November 2, 2011, according to the Issuer's most recent quarterly report on Form 10-Q.

Aldebaran has the sole power to vote or direct the vote of 511,144 Shares, and Kenneth R. Skarbeck (by reason of his personal management of all client accounts of Aldebaran) has the sole power to vote or direct the vote of 511,144 Shares to which this filing relates.

Aldebaran has the sole power (with its various clients, due to the terminable nature of all client accounts) to dispose or direct the disposition of 511,144 Shares, and Kenneth R. Skarbeck (by reason of his personal management of all client accounts of Aldebaran) has the sole power to dispose or direct the disposition of 511,144 Shares to which this filing relates.

The trading dates, number of Shares purchased and the price per share for all transactions in the Shares since
October 9, 2011 (the 60th day prior to December 9, 2011) through the date signature of this Amendment No. 1 by the Reporting Persons are set forth in Schedule A and were effected in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 14, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting
Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1	Letter to a Director of the Issuer
dated December 9, 2011.

Exhibit 99.2	Letter to the Chair of the Nominating
and Corporate Governance Committee of the Issuer dated
December 9, 2011.

Exhibit 99.3	Letter from the Chairman of the
Nominating and Corporate Governance Committee of the Issuer to Kenneth R. Skarbeck dated
December 21, 2011.

Exhibit 99.4    Joint Filing Agreement dated
February 14, 2012, by and between Aldebaran and Kenneth R. Skarbeck.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
(Date)

Aldebaran Capital, LLC

By:  /s/ Kenneth R. Skarbeck
Name: Kenneth R. Skarbeck
Title: Managing Member

/s/ Kenneth R. Skarbeck
Kenneth R. Skarbeck





Exhibit 99.4

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Amendment No. 1 to the
Schedule 13D originally filed on October 28, 2008
(and agree to the joint filing on behalf of each of them of additional amendments thereto) with respect to the shares of Common Stock, par value
$0.01 per share, of Chromcraft Revington, Inc.
This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  February 14, 2012


Aldebaran Capital, LLC

By:  /s/ Kenneth R. Skarbeck
Name: Kenneth R. Skarbeck
Title: Managing Member

/s/ Kenneth R. Skarbeck
Kenneth R. Skarbeck





Schedule A
(complete and attach only if applicable)

Transactions in the Securities of the Issuer
Since October 9, 2011



Purchase/Sale	Trade Date	Number of Shares	Price per Share

Purchase		10/27/2011		1,000		1.06
Purchase		10/27/2011		2,000		1.05
Sale			11/28/2011		  900		 .99
Purchase		11/30/2011		1,500		1.08
Sale			1/18/2012		  250		1.20
Sale			1/18/2012		  150		1.20
Sale			1/18/2012		  500		1.20